UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

For the month of January, 2015

JACADA LTD.
(Translation of registrant's name into English)

11 Shenkar Street
Herzliya, 46725 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ____  No   X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ____  No   X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A_

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

JACADA LTD.
		By:	/s/ CAROLINE CRONIN
		Name:	Caroline Cronin
		Title:	Chief Financial Officer

Dated:	January 23, 2015

Major European Telecom Extends Agreement with Jacada to Simplify Agent Processes and Enhance Customer Experience

Jacada again extends its material software license, support, and services agreement with leading European cable operator

ATLANTA--(BUSINESS WIRE)--January 23, 2015--Jacada, Inc., a leading global provider of customer service technology designed to simplify the interaction between businesses and their customers, today announced that it has again extended its relationship as the customer service enterprise software solution provider for one of the largest cable operators in Europe.

The cable provider serves millions of households, internet customers, digital television, and telephony subscribers. With this material extended services agreement, Jacada will further optimize the effectiveness of contact center interactions and provide automation to customer service processes; two important functions in the telecommunications industry.

“Our continued partnership with this company has proven to be another successful one and we are proud to extend the opportunity to provide the high quality of service that this company provides its customers daily,” says Guy Yair, Jacada Co-Chief Executive Officer. “This additional extension allows Jacada to continue its provision of innovative and cost effective solutions, enabling this major telecom to continue to provide a consistent and pleasant customer service experience through every channel of communication with their customers.”

About Jacada

Jacada provides solutions that simplify and improve the effectiveness of customer interactions. Jacada’s mobile, customer, agent desktop and process optimization solutions help companies reduce the cost of their operations, drive customer satisfaction, and provide a complete return on investment within the first year after deployment. Founded in 1990, Jacada operates globally with offices in Atlanta, USA; London, England; Munich, Germany; and Herzliya, Israel. More information is available at www.jacada.com.

CONTACT:
Jacada
A. Lee Judge, 770-776-2326
Marketing Programs Manager
ljudge@jacada.com